                                                                    EXHIBIT 99.1



                              SAP QUARTERLY REPORT
                                2ND QUARTER 2001


                                   SAP GROUP
                         CONSOLIDATED INCOME STATEMENTS
                          THREE MONTHS ENDED JUNE 30,
                                   UNAUDITED


(In Euro millions)


                                                         2001              2000           (DELTA)
    Software revenue                                      646               554               17%
    Maintenance revenue                                   515               396               30%
  Product revenue                                       1,161               950               22%
    Consulting revenue                                    529               393               35%
    Training revenue                                      127               100               27%
  Service revenue                                         656               493               33%
  Other revenue                                            36                55              -35%
TOTAL REVENUE                                           1,853             1,498               24%
  Cost of product                                        -189              -160               18%
  Cost of service                                        -468              -422               11%
  Research and development                               -230              -231                0%
  Sales and marketing                                    -480              -434               11%
  General and administration                              -96              -102               -6%
  Other income/expenses, net                              -17                 2             -950%
TOTAL OPERATING EXPENSE                                -1,480            -1,347               10%
OPERATING INCOME                                          373               151              147%
  Other non-operating income/expenses, net                -34               -11              209%
  Financial income, net                                    15 (1)            53              -72%
INCOME BEFORE INCOME TAXES                                354               193               83%
  Income taxes                                           -145               -77               88%
  Minority interest                                        -3                 0                --
NET INCOME                                                206               116               78%

Basic earnings per share (in Euro)                       0.65              0.37               76%
Weighted average shares outstanding
(in thousands of shares)                              314,715           314,270

                                    SAP GROUP
                         CONSOLIDATED INCOME STATEMENTS
                            SIX MONTHS ENDED JUNE 30,
                                    UNAUDITED


(In Euro millions)

                                                            2001                 2000             (DELTA)

    Software revenue                                       1,104                  923                 20%
    Maintenance revenue                                    1,000                  769                 30%
  Product revenue                                          2,104                1,692                 24%
    Consulting revenue                                       987                  725                 36%
    Training revenue                                         236                  195                 21%
  Service revenue                                          1,223                  920                 33%
  Other revenue                                               50                   69                -28%
TOTAL REVENUE                                              3,377                2,681                 26%
  Cost of product                                           -386                 -313                 23%
  Cost of service                                           -924                 -850                  9%
  Research and Development                                  -436                 -486                -10%
  Sales and marketing                                       -845                 -770                 10%
  General and administration                                -182                 -217                -16%
  Other income/expenses, net                                 -25                   -5                400%
TOTAL OPERATING EXPENSE                                   -2,798               -2,641                  6%
OPERATING INCOME                                             579                   40              1,348%
  Other non-operating income/expenses, net                   -29                  -43                -33%
  Financial income, net                                       -2(1)               291               -101%
INCOME BEFORE INCOME TAXES                                   548                  288                 90%
  Income taxes                                              -219                 -115                 90%
  Minority interest                                           -6                   -1                500%
NET INCOME                                                   323                  172                 88%

Basic earnings per share (in Euro)                          1.03                 0.55                 87%
Weighted average shares outstanding
(in thousands of shares)                                 314,715              314,270

                                    SAP GROUP
                           CONSOLIDATED BALANCE SHEETS
                                    UNAUDITED


(In Euro millions)


                                                         06/30/2001              12/31/2000
ASSETS
Intangible assets                                               519                     116
Property, plant and equipment                                   962                     871
Financial assets                                                406(1)                  604
FIXED ASSETS                                                  1,887                   1,591
Inventories/accounts receivables                              2,267                   2,393
Liquid assets/marketable securities                           1,145                   1,182
CURRENT ASSETS                                                3,412                   3,575
DEFERRED TAXES                                                  289                     305
PREPAID EXPENSES                                                244                     115
TOTAL ASSETS                                                  5,832                   5,586

SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY                                          2,647                   2,894(2)
MINORITY INTEREST                                                63                      61
RESERVES AND ACCRUED LIABILITIES                              1,140                   1,435
OTHER LIABILITIES                                             1,121                     831
DEFERRED INCOME                                                 861                     365
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES                    5,832                   5,586
                                                              -----                   -----
Days sales outstanding                                           94                      93



(1) As a result of SAP's additional investment in Commerce One Inc., SAP will be required to use the equity method of accounting to record, in finance income, a portion of Commerce One's net income or loss based upon SAP's investment percentage. Under U.S. GAAP, the equity method must also be applied retroactively to allow for comparability after consummation of the acquisition. The acquisition is expected to be finalized in the third quarter of 2001. Accordingly, SAP anticipates including restated first and second quarter 2001 finance income figures in the third quarter press release. Finance income will be restated to include approximately 2.6% and 4.4% of Commerce One's first and second quarter loss, respectively.

(2)  Includes temporary equity of Euro 409.5 million.

                                    SAP GROUP
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                            SIX MONTHS ENDED JUNE 30,
                                    UNAUDITED


(In Euro millions)


Net income before minority interest                                               323
Minority interest                                                                   6
                                                                                -----
Net income                                                                        329
Depreciation and amortization                                                     124
In Process R&D                                                                      6
Loss/gain on disposal of property, plant & equipment
 and marketable equity securities, net                                             -8
Write-downs of financial assets                                                    15
Unrealized gains/losses from hedging, net                                          16
Change in pension reserves                                                         25
Change in deferred taxes                                                           38
Change in accounts receivables and other assets                                   143
Change in other reserves and accrued liabilities, short term                     -352
Change in other liabilities                                                       -70
Change in prepaid expenses and deferred charges                                  -129
Change in deferred income                                                         495
                                                                                -----
NET CASH PROVIDED BY OPERATING ACTIVITIES                                         632
                                                                                -----
Purchase of intangible assets and property, plant and equipment                  -178
Purchase of financial assets                                                      -75
Change in the scope of consolidation                                               -6
Proceeds from disposal of fixed assets                                             25
Purchase of Top Tier, net of cash                                                -417
Change in liquid assets (maturities greater than 90 days)
 and marketable securities                                                         11
                                                                                -----
NET CASH USED IN INVESTING ACTIVITIES                                            -640
                                                                                -----
Other changes to additional paid-in-capital                                        27
Payments on settlement of put-options                                            -120
Purchase of Treasury stock                                                        -94
Proceeds from issuance of convertible bonds                                         3
Proceeds from line of credit and long-term debt                                   350
Proceeds made for STAR hedge                                                      -68
                                                                                -----
NET CASH PROVIDED BY/USED IN FINANCING ACTIVITIES                                  98
                                                                                -----
Effect of foreign exchange rates on cash                                         -117
Net increase in cash and cash equivalents                                         -27
Cash and cash equivalents, beginning of period                                  1.043
                                                                                -----
Cash and cash equivalents, end of the period                                    1.016
                                                                                =====


                                    SAP GROUP
                             ADDITIONAL INFORMATION
                           THREE MONTHS ENDED JUNE 30,
                                    UNAUDITED


(In Euro millions)

                                                                    2001               2000           (DELTA)
OPERATING INCOME                                                     373                151              147%
Depreciation & Amortization                                           71                 55               29%
In-Process R&D                                                         6                  0               n/a
EBITDA                                                               450                206              118%
  AS A % OF SALES                                                    24%                14%

OPERATING INCOME                                                     373                151              147%
Total stock based compensation                                        31                 95              -67%
TopTier Acquisition costs                                             20                  0               n/a
OPERATING INCOME EXCLUDING STOCK BASED
 COMPENSATION AND TOPTIER ACQUISITION COSTS                          424                246               72%

  AS A % OF SALES                                                    23%                16%

INCOME BEFORE INCOME TAXES                                           354                193               83%
Income taxes                                                         145                 77               88%
EFFECTIVE TAX RATE                                                   41%                40%

EARNINGS PER SHARE EXCLUDING TOPTIER
 ACQUISITION COST                                                   0.71               0.37               92%

                                    SAP GROUP
                             ADDITIONAL INFORMATION
                            SIX MONTHS ENDED JUNE 30,
                                    UNAUDITED


(In Euro millions)

                                                                    2001               2000           (DELTA)
OPERATING INCOME                                                     579                 40            1,348%
Depreciation & Amortization                                          124                104               19%
In-Process R&D                                                         6                  0               n/a
EBITDA                                                               709                144              392%
  AS A % OF SALES                                                    21%                 5%

OPERATING INCOME                                                     579                 40            1,348%
Total stock based compensation                                        58                334              -83%
TopTier Acquisition costs                                             20                  0               n/a
OPERATING INCOME EXCLUDING STOCK BASED COMPENSATION AND TOPTIER
 ACQUISITION COST                                                    657                374               76%
  AS A % OF SALES                                                    19%                14%

INCOME BEFORE INCOME TAXES                                           548                288               90%
Income taxes                                                         219                115               90%
EFFECTIVE TAX RATE                                                   40%                40%

EARNINGS PER SHARE EXCLUDING TOPTIER
 ACQUISITION COST                                                   1.08               0.55               96%


1.   BASIS OF PRESENTATION:

The consolidated financial statements of the SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung ("SAP AG"), together with its subsidiaries (collectively, "SAP," "Group" or "Company") as provided herein, have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

For further information, refer to the Company's Annual Report on Form 20-F for 2000 filed with the SEC on March 28, 2001.


2.   MANAGEMENT DISCUSSION AND ANALYSIS:

In the second quarter of 2001, revenues rose 24% over the same period last year to Euro 1.85 billion (2000: Euro 1.5 billion). Second quarter 2001 operating income, before charges for stock-based compensation programs (STAR and LTI) and TopTier acquisition related costs, rose 72% to Euro 424 million (2000: Euro 246 million). Operating margin, excluding stock based compensation and TopTier acquisition related changes, improved to 23% (2000: 16%). Earnings before interest, taxes, depreciation and amortization ("EBITDA") improved by 118% to Euro 450 million (2000: Euro 206 million). Net income for the second quarter 2001 grew 78% to Euro 206 million (2000: Euro 116 million) and earnings per share for the quarter was Euro 0.65 (2000: Euro 0.37). Earnings per share excluding charges related to the acquisition of TopTier were up 92% to Euro 0.71 (2000: Euro 0.37).

In the quarter, revenues in Europe, the Middle East and Africa (EMEA) region increased 36% to Euro 962 million (2000: Euro 708 million) and in the Asia-Pacific region (APA) revenues were up 15% to Euro 220 million (2000:
Euro 192 million). Revenues in the Americas region rose 12% to Euro 671 million (2000: Euro 598 million); however, at constant currency rates, revenues in the Americas would have risen 6%.

REVENUE BY REGION (IN EURO MILLIONS)

                                                   REVENUE             REVENUE               CHANGE              % CHANGE
                                                   2Q 2001             2Q 2000
TOTAL                                                1,853               1,498                  355                    24
- at constant currency rates                                                                                           22
EMEA                                                   962                 708                  254                    36
- at constant currency rates                                                                                           36
Asia/Pacific                                           220                 192                   28                    15
- at constant currency rates                                                                                           20
Americas                                               671                 598                   73                    12
- at constant currency rates                                                                                            6


Product revenues were strong in the second quarter rising 22% to Euro 1.16 billion (2000: Euro 950 million). License revenues were up 17% to Euro 646 million (2000: Euro 554 million). Consulting and training revenues were strong during the second quarter, rising 35% to Euro 529 million (2000: Euro 393 million) and 27% to Euro 127 million (2000: Euro 100 million), respectivELy.

For the second consecutive quarter, the company is providing additional information on revenues from certain specific software solutions. In the second quarter of 2001, software revenues related to mySAP CRM (Customer Relationship Management) reached roughly Euro 104 million up 55% from the first quarter (Euro 67 million). mySAP SCM (Supply Chain Management) related revenues totaled around Euro 150 million, up 46% from the first quarter of 2001 (Euro 103 million). In the SCM solution market, SAP is now the clear market leader. These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys.


HALF YEAR RESULTS

For the first half, sales increased 26% over 2000 to Euro 3.38 billion (2000:
Euro 2.68 billion). Operating income before charges for stock based compensation and acquisition charges related to TopTier was up 76% to Euro 657 million (2000:
Euro 374 million). License revenues for the first half of 2001 rose 20% to Euro
1.1 billion (2000: Euro 923 million). Consulting revenues grew 36% to Euro 987 million (2000: Euro 725 million) and training revenue increased 21% to Euro 236 million (2000: Euro 195 million).

In the first half, sales in the APA region were up 20% to Euro 398 million (2000: Euro 331 million), in the EMEA region, revenues increased 34% to Euro
1.76 billion (2000: Euro 1.32 billion) and in the Americas, revenues rose 18% to Euro 1.22 billion (2000: Euro 1.03 billion).


3.   OUTLOOK

SAP confirms its earlier expectations for the first nine months of 2001. SAP has also provided its extended expectations for revenue and margin performance for the full year. SAP expects revenue for the full year 2001 to grow by more than 20%. Operating margin, excluding stock based compensation and acquisition related charges, are expected to exceed the 20% achieved in 2000 by 1 to 2 percentage points.


4.   HEADCOUNT

IN FULL TIME EQUIVALENTS                          JUNE              DECEMBER      ABSOLUTE
                                                  2001                  2000      INCREASE
Research & Development                           6,768                 6,138           630
Service & Support                               12,285                11,054         1,231
Sales & Marketing                                4,673                 4,229           444
General & Administration                         3,048                 2,757           291
SAP GROUP                                       26,774                24,178         2,596
EMEA                                            16,851                15,305         1,546
Americas                                         6,778                 6,121           657
Asia/Pacific                                     3,145                 2,752           393



5.   SECOND QUARTER HIGHLIGHTS

Major contracts in the quarter included Acterna and Compaq from the US, Globe and Mail from Canada, and Unibanco from Brazil in the Americas; Cadbury Schweppes, Poste Italiane,

AstraZeneca, Nokia, BBC and Siemens Business Services in EMEA; Korean Broadcasting Systems,Japan Airlines and Sankyo from Japan in Asia/Pacific.

More than 18,000 delegates attended SAPPHIRE Lisbon and SAPPHIRE Orlando, SAP's International e-business conferences. At the conferences, SAP outlined its open integration strategy based on component integration within the mySAP.com e-business platform, collaborative process integration provided by public and private exchanges from SAPMarkets, and user level integration through Portals provided by the SAP Portals subsidiary. SAP also announced plans for SAP R/3 Enterprise, the evolution of SAP R/3. SAP R/3 Enterprise preserves customers' investments in existing information technology and enables a more seamless evolution to mySAP.com Solutions. In addition, SAP announced an expansion of the long-standing global strategic alliance with IBM to cover the entire mySAP.com e-business platform.

SAP and Commerce One Inc, announced an expansion of their alliance in which SAP has agreed to make a substantial additional investment in Commerce One of up to $225 million. Including prior investments and considering Commerce One's recent issuance of new shares, SAP will own approximately 20 percent of Commerce One outstanding common stock.

SAP annual general meeting approved the merger of its two chaser classes. The single class of ordinary shares began trading on June 18. This move to a one-share, one-vote standard puts SAP more closely in line with international corporate governance practice and capital market expectations.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2000 filed with the SEC on March 28, 2001. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

SAP AG ordinary shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the US, SAP's American Depositary Receipts (ADRs), each worth one-fourth of a ordinary share, trade on the New York Stock Exchange under the symbol `SAP'. SAP is a component of the DAX, the index of 30 German blue chip companies.

Information on the SAP common shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG's home page: http://www.sap.com.